UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Tuya Inc.

(Name of Issuer)

Class A Ordinary Shares, US$0.00005 par value per share

(Title of Class of Securities)

90114C107**

(CUSIP Number)

March 17, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ ¨	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**

There is no CUSIP number assigned to the Class A Ordinary Shares, US$0.00005 par value per share (“Class A Ordinary Shares”). CUSIP number 90114C107 has been assigned to the American Depositary Shares (“ADSs”) of Tuya Inc. (the “Issuer”), which are quoted on the New York Stock Exchange under the symbol “TUYA.” Each ADS represents one Class A Ordinary Share.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90114C107	SCHEDULE 13G	Page 2 of 8

1.	Names of Reporting Persons Tencent Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 58,299,749 Class A Ordinary Shares
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 58,299,749 Class A Ordinary Shares
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 58,299,749 Class A Ordinary Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 14.0%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 90114C107	SCHEDULE 13G	Page 3 of 8

1.	Names of Reporting Persons Tencent Mobility Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 55,924,749 Class A Ordinary Shares
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 55,924,749 Class A Ordinary Shares
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 55,924,749 Class A Ordinary Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 13.4%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 90114C107	SCHEDULE 13G	Page 4 of 8

1.	Names of Reporting Persons Image Frame Investment (HK) Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 2,375,000 Class A Ordinary Shares
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,375,000 Class A Ordinary Shares
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,375,000 Class A Ordinary Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.6%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 90114C107	SCHEDULE 13G	Page 5 of 8

Item 1(a).	Name of Issuer:

Tuya Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

10/F, Building A, Huace Center, Xihu District, Hangzhou City,

Zhejiang Province, 310012, People’s Republic of China

Item 2(a).	Name of Person Filing:

Tencent Holdings Limited

Tencent Mobility Limited

Image Frame Investment (HK) Limited

Item 2(b).	Address or Principal Business Office or, if None, Residence:

For Tencent Holdings Limited, Tencent Mobility Limited and Image Frame Investment (HK) Limited:

Level 29, Three Pacific Place

No.1 Queen’s Road East, Wanchai, Hong Kong

Item 2(c).	Citizenship:

Tencent Holdings Limited — Cayman Islands

Tencent Mobility Limited — Hong Kong

Image Frame Investment (HK) Limited — Hong Kong

Item 2(d).	Title of Class of Securities:

Class A Ordinary Shares, US$0.00005 par value per share. Each ADS represents one Class A Ordinary Share.

Item 2(e).	CUSIP Number:

There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 90114C107 has been assigned to the ADSs of the Issuer, which are quoted on the New York Stock Exchange under the symbol “TUYA.” Each ADS represents one Class A Ordinary Share.

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

CUSIP No. 90114C107	SCHEDULE 13G	Page 6 of 8

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a) The information required by Items 4(a) is set forth in Row (9) of the cover page for each Reporting Person and is incorporated herein by reference.

(b) Percent of class determined is based on 417,360,081 Class A Ordinary Shares of the Issuer outstanding as reported in the prospectus publicly filed by the Issuer with the U.S. Securities and Exchange Commission on March 19, 2021.

The information required by Items 4(b) is set forth in Row (11) of the cover page for each Reporting Person and is incorporated herein by reference.

Tencent Holdings Limited may be deemed to have beneficial ownership of 55,924,749 Class A Ordinary Shares held of record by Tencent Mobility Limited and 2,375,000 Class A Ordinary Shares held of record by Image Frame Investment (HK) Limited. Tencent Mobility Limited and Image Frame Investment (HK) Limited are companies registered in Hong Kong and are the wholly-owned subsidiaries of Tencent Holdings Limited.

(c) The information required by Items 4(c) is set forth in Rows (5)-(8) of the cover page for each Reporting Person and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

CUSIP No. 90114C107	SCHEDULE 13G	Page 7 of 8

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 90114C107	SCHEDULE 13G	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 29, 2021

TENCENT HOLDINGS LIMITED

By:	/s/ Lau Chi Ping Martin
Name: Lau Chi Ping Martin
Title: Authorized Signatory

TENCENT MOBILITY LIMITED

By:	/s/ Lau Chi Ping Martin
Name: Lau Chi Ping Martin
Title: Authorized Signatory

IMAGE FRAME INVESTMENT (HK) LIMITED

By:	/s/ Lau Chi Ping Martin
Name: Lau Chi Ping Martin
Title: Authorized Signatory

[Signature Page to Schedule 13G]

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement